Exhibit (a)(2)(E)

FOR IMMEDIATE RELEASE

Contacts:

For Accredited Home Lenders Holding Co.:

Rick Howe

(858) 676-2148

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR EXTENDS TENDER OFFER TO ACQUIRE ACCREDITED

DALLAS, July 30, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that it is extending its tender offer for all outstanding shares of common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”) until 12:00 midnight on August 14, 2007. As anticipated at the outset of the tender offer, the Company had not obtained, as of the close of business on July 27, 2007, all of the state regulatory approvals required to close the tender offer. Pursuant to the underlying agreement, each extension of the tender offer cannot exceed ten business days.

As of the close of business on July 27, 2007, Lone Star has received a preliminary number of tenders, subject to withdrawal, representing approximately 8,210,568 of the outstanding shares of the Company. The shares tendered include approximately 32.68 percent of the outstanding shares of the Company’s common stock.

The tender offer is being conducted in connection with the anticipated merger of a Lone Star subsidiary with and into the Company. Additional information regarding the merger and the related transactions can be found in the Company’s filings with the Securities and Exchange Commission (“SEC”), which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase common stock of the Company, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.